Exhibit 99.42

March 5, 2015

PRIVATE AND HIGHLY CONFIDENTIAL

CRH Medical Corporation

World Trade Centre,

999 Canada Place, Suite 522

Vancouver, BC

V6C 3E1

Attention: Edward Wright, President & Chief Executive Officer

Dear Edward:

Re: C$23,800,000 Common Share Offering

Clarus Securities Inc. (“Clarus”), on its own behalf and on behalf of a syndicate of underwriters to be named (collectively, the “Underwriters”), hereby offers, on a “bought deal” basis by way of a short form prospectus, to purchase for resale an aggregate of 7,000,000 common shares (“Common Shares”) in the capital of CRH Medical Corporation (the “Company”), at a price of C$3.40 per Common Share (the “Issue Price”) for aggregate gross proceeds of C$23,800,000 (the “Offering”), all on and subject to the terms and conditions detailed in this letter and the term sheet attached to this letter as Schedule A and forming part of the agreement (the “Offer”). The Company will also grant the Underwriters an option (the “Over-allotment Option”) to purchase an additional 1,050,000 Common Shares at the Issue Price, exercisable in whole or in part, on or after Closing Date (as defined below), and for a period of 30 days thereafter. The Underwriters shall be under no obligation whatsoever to exercise the Over-allotment Option in whole or in part. The aggregate gross proceeds of the Offering if the Over-allotment Option is exercised in full shall be C$27,370,000.

The Common Shares will be offered by way of a short form prospectus pursuant to National Instrument 44-101 “Short Form Prospectus Distributions” (“NI 44-101”) to be filed in the provinces of Alberta, British Columbia, Manitoba and Ontario (the “Qualifying Jurisdictions”) and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters.

The Offer is subject to the following conditions:

1.                                      Terms of Engagement

The Offer is subject to the receipt of all regulatory approvals and the other conditions listed herein.  Further, the Offer is subject to syndication. Clarus will act as lead underwriter and sole-bookrunner, with a 5.0% step-up fee, will maintain a syndicate position of at least 35%, and will endeavour to form an underwriting syndicate satisfactory to Clarus and the Company, acting reasonably. The Offer shall be open for acceptance by the Company until 3:45 p.m. (Toronto time) on March 5, 2015, unless otherwise extended or withdrawn by Clarus and is subject to reconfirmation prior to 4:30 p.m. (Toronto time) on March 5, 2015.

Clarus Securities Inc.

Exchange Tower, 130 King St. West, Suite 3640, Toronto, ON  M5X 1A9  Phone 416.343.2777   Fax 416.343.2799

www.clarussecurities.com

Upon the reconfirmation of this engagement letter, this letter shall become a binding agreement and the Company authorizes Clarus to disseminate the press release attached in Schedule C through a widely circulated Canadian news service or wire service. Prior to reconfirmation of this engagement letter, the Company agrees to have the trading of its securities halted, if necessary, pending such reconfirmation and the issuance of the above mentioned press release.

The Company will prepare and file a preliminary short-form prospectus relating to the proposed Offering (the “Preliminary Prospectus”) in the Qualifying Jurisdictions under NI 44-101, electing to comply with the procedures for prospectus review in multiple jurisdictions provided under National Policy 11-202 “Process for Prospectus Reviews in Multiple Jurisdictions” (“NP 11-202”) and Multilateral Instrument 11-102 “Passport System” (the “Prospectus Review Procedures”) and file the Preliminary Prospectus in the Qualifying Jurisdictions within four business days of the execution of this engagement letter. The Company will promptly resolve all comments received or deficiencies raised by the securities regulatory authorities and file a (final) short form prospectus (the “Final Prospectus”) and obtain a final decision document under the Prospectus Review Procedures evidencing receipt of the Final Prospectus in the Qualifying Jurisdictions as soon as possible and in any event not later than 5:00 p.m. (Vancouver time) on March 18, 2015. The Company hereby represents and warrants to the Underwriters that as at the date hereof, it is eligible to use the short form prospectus distribution system as provided under NP 11-202 and NI 44-101 in the Qualifying Jurisdictions.

The closing of the Offering will occur on or about March 25, 2015 (the “Closing Date”) or such other date as mutually agreed to by the Company and Clarus, on behalf of the Underwriters.

The Company hereby authorizes the Underwriters to provide a copy of the term sheet (with such adjustments as are permitted under applicable Canadian securities laws) (the “Term Sheet” or Schedule A attached herein) to potential investors in connection with the Offering at any time, and from time to time, following the issuance of the press release in relating to the Offering and the Company agrees to file the Term Sheet on SEDAR, as “marketing materials”, as soon as practical and in any event no later than on the day that the Term Sheet has or will be used. The Underwriters represent, warrant and covenant that: (i) no marketing materials in respect of the Common Shares that would be required to be incorporated by reference into the Final Prospectus have been provided by them to any potential investors of the Common Shares prior to the execution of this agreement; and (ii) other than the Term Sheet, no other marketing materials in respect of the Common Shares will be provided by it to any potential investors of the Common Shares without the prior written agreement of the parties hereto approving such additional marketing materials.

If requested by the Underwriters, in addition to the Term Sheet, each of the Company and the Underwriters shall approve a template version of the marketing materials for the Offering agreed to between the parties (the “Common Share Marketing Materials”) and the Underwriters shall have the full cooperation of the Company in connection with the preparation of such Common Share Marketing Materials. As applicable, the Common Share Marketing Materials will be incorporated by reference into the Final Prospectus (collectively, the “Prospectus”), and the Company agrees that, if applicable, it will file the Common Share Marketing Materials with each of the securities regulatory authorities of the Qualifying Jurisdictions (with, if applicable, all comparables and all disclosure relating to such comparables removed, to the fullest extent permitted by section 7.6(4) of NI 44-101 and in compliance with all of the requirements of that subsection). For purposes of the foregoing, “template version”, “marketing materials” and “comparables” each have the meaning ascribed to them in National Instrument 41-101 — General Prospectus Requirements.

2.                                      Information

Prior to the filing of the Preliminary Prospectus and the Final Prospectus, the Company shall allow and assist the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of the Preliminary Prospectus and the Final Prospectus, and to review all documents incorporated by reference therein, and, during the course of the Offering, shall allow the Underwriters to conduct all due diligence investigations which the Underwriters may require to fulfil their obligations as underwriters and to execute the certificate required of them in the Preliminary Prospectus and the Final Prospectus. The Preliminary Prospectus and Final Prospectus shall comply with the requirements of all applicable securities laws.

The Company will make available or cause to be made available to the Underwriters on a timely basis all such information (financial or otherwise), data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind respecting the Company and its affiliates as the Underwriters may reasonably require or consider appropriate in carrying out its due diligence. The Company also agrees to provide the Underwriters with timely access to the directors, officers, employees, independent auditors, consultants and financial, legal and other professional advisors of the Company and its affiliates as the Underwriters may reasonably require or consider appropriate in performing its services hereunder which shall include attendance at one or more due diligence sessions.

The Company hereby represents and warrants to the Underwriters that there is no publicly undisclosed material change or material fact relating to the Company.  Further, the Company represents and warrants that the information available under the Company’s profile at www.sedar.com was accurate and complete on the date of filing such information and such information does not contain a misrepresentation. The Company agrees to advise the Underwriters promptly of any material event or material change in the business, affairs, condition (financial or otherwise) or prospects of the Company that occurs during the term of this letter.

Completion of the Offering is subject to the satisfactory due diligence to be completed prior to the filings of the Preliminary Prospectus and the Final Prospectus and the Closing Date to ensure that there are no material changes, misrepresentations or undisclosed items materially affecting the Company’s affairs.

3.                                      Underwriting Agreement

The definitive terms of this agreement will be governed by a formal underwriting agreement to be entered into prior to the filing of the Preliminary Prospectus (the “Underwriting Agreement”) in respect of the Offering. The Underwriting Agreement will be negotiated in good faith between the Company and Clarus, on behalf of the Underwriters, and will contain representations, warranties, covenants, conditions (including, without limitation, the delivery of certificates of responsible officers of the Company, legal opinions from counsel to the Company and comfort letters from the auditors of the Company with respect to the Offering, and the principal subsidiaries and properties of the Company, together with other relevant corporate and securities matters, acceptable to Clarus and its counsel, acting reasonably), indemnities and termination provisions (including without limitation, the termination provisions as set forth in clause 9 below) customary in agreements of this type and will be consistent in all material respects with this letter agreement, unless otherwise agreed between the parties. The completion of the Offering is conditional upon, among other things, the execution and delivery by the Company of such documents and opinions as the Underwriters shall reasonably require and the Company obtaining receipt of all necessary regulatory and corporate approvals.

4.                                      Fees

For its services hereunder, the Company will pay to the Underwriters a fee (the “Underwriters’ Fee”) consisting of (a) cash fee equal to  6.0% of the gross proceeds from the Offering; and (b) broker warrants equal to 3.0% of the number of Common Shares issued pursuant to the Offering, exercisable into Common Shares at the Issue Price and expiring 18 months from the Closing Date (in each case, including any Common Shares issued on exercise of the Over-allotment Option). The Company may identify a president’s list (the “President’s List”) to purchase such number of Common Shares in the Offering as may be agreed to between the Company and Clarus. For greater certainty, the Underwriters will receive the full Underwriters’ Fee in respect of purchases made by persons on the President’s List.

The Company will pay all of its expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Common Shares and the filing of the Preliminary Prospectus and the Final Prospectus; (ii) the fees and expenses of the Company’s legal counsel; and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering.

The Company will reimburse the Underwriters for all reasonable out-of-pocket expenses incurred by the Underwriters in entering into and performing this agreement, including, but not limited to, travel and communication expenses, database service expenses, courier charges, the reasonable fees and disbursements of counsel (to a maximum of C$125,000, excluding applicable taxes and disbursements, such amount not to be exceeded without the written approval of the Company, such approval not to be unreasonably withheld) and any other advisors retained by the Underwriters with the prior consent of the Company, such consent not to be unreasonably withheld or delayed. Such reimbursable expenses shall be payable on receipt by the Company of invoices from the Underwriters, whether or not the Offering is completed.

All or part of the amount payable under this Section 4 may be subject to the federal Goods and Services Tax or applicable provincial sales tax (collectively, “Tax”). Where Tax is applicable, an additional amount equal to the amount of Tax owing will be charged to the Company. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company at the closing of the Offering.

5.                                      Indemnification

The Company agrees to indemnify the Underwriters in accordance with Schedule B attached hereto, which Schedule forms part of this agreement and the consideration of which is the entering into this agreement. Such indemnity shall be executed and delivered to Clarus on the execution of this agreement. It is understood and agreed that the Underwriting Agreement shall contain more comprehensive indemnity provisions consistent with Schedule B. This agreement and the indemnity provisions contained in Schedule B shall enure to the benefit of the respective successors and assigns of the parties hereto and of the indemnified parties, and the obligations and liabilities assumed in the agreement and in the indemnity contained in Schedule B shall be binding upon their respective successors and assigns.

6.                                      Confidentiality

The Underwriters shall keep confidential all information obtained by it from the Company in connection with this engagement for two (2) years from the date hereof. This confidentiality obligation shall not apply or extend to information now in the public domain, information which may subsequently become public other than through breach by the Underwriters of its obligations hereunder, information disclosed to the Underwriters by third parties in respect of which such third parties are not known by the Underwriters to be under an obligation of confidentiality to the Company or information which is required by law, rule or regulation to be disclosed.

The advice or opinions of the Underwriters, including any background or supporting materials and analysis, shall not be publicly disclosed or referred to or provided to any third party by the Company without the prior written consent of Clarus, on behalf of the Underwriters.

Notwithstanding anything to the contrary contained in this letter agreement, in connection with any Offering, nothing in this Section 6 shall (i) prevent the Underwriters or any of their affiliates from complying with all applicable disclosure laws, rules, regulations and principles in connection with such offering or sale of Common Shares, (ii) restrict the ability of the Underwriters or any of their affiliates to consider information for due diligence purposes or share information with other underwriters, agents, dealers or other parties participating in, or providing professional advice with respect to, such offering, (iii) prevent the Underwriters or any of their affiliates from retaining documents or other information in connection with due diligence or (iv) prevent the Underwriters or any of their affiliates from using any documents in investigating or defending itself against claims made, or threatened or which the Underwriters or any of their affiliates believes may be threatened by purchasers, regulatory authorities or others in connection with such offering or sale of Common Shares.

7.                                      Restricted Period

From the date hereof until 90 days from the Closing Date, the Company agrees not to, without the prior written consent of Clarus, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Company (including those that are convertible or exchangeable into securities of the Company) other than (i) pursuant to the Offering; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Company outstanding as of the date hereof; (iv) pursuant to the Company’s stock option plan or restricted share unit plan; or (v) pursuant to acquisition of shares or assets of arm’s length persons.

It shall be a condition of closing in favour of the Underwriters that, each of the Directors, Officers and principal shareholders of the Company, shall agree, in a lock-up agreement to be executed concurrently with the closing of the Offering, that for a period of 90 days from the Closing Date, without the consent of Clarus on behalf of the Underwriters, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any common shares of the Company, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of common shares of the Company, whether such transaction is settled by the delivery of common shares of the Company, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company.

8.                                      Termination Provisions

The Underwriters (or any of them) will be entitled to terminate their commitment if prior to the Closing Date:

(a)                                 material change - there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, the Final Prospectus or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Common Shares, or any other securities of the Company; or

(b)                                 disaster out - (i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Underwriters, or any one of them, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX or securities commission which involves a finding of wrong-doing; (iii) any order, action or proceeding which cease trades  or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Company is made or threatened by a securities regulatory authority; or

(c)                                  breach - the Company is in breach of any material term, condition or covenant of this letter or the Underwriting Agreement or any material representation or warranty given by the Company in this letter agreement or the Underwriting Agreement becomes or is false.

9.                                      Other Matters

(a)                                 This agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario. If any provision hereof shall be determined to be invalid or unenforceable in any respect such determination shall not affect such provision in any other respect or any other provision hereof. Headings used herein are for convenience of reference only and shall not affect the interpretation or construction of this agreement.

(b)                                 The Company acknowledges that Clarus is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, Clarus and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of the Company, or any other company that may be involved in a transaction or related derivative securities.

Clarus acknowledges its responsibility to comply with applicable securities laws as they relate to trading securities with knowledge of a material fact or a material change that has not been generally disclosed. Further, Clarus has internal procedures, which provide for the placing of relevant securities on a “grey list” or a “restricted list” and for restrictions on trading by Clarus and its investment banking personnel for their own account in accordance with such procedures.

(c)                                  Upon acceptance of the Offering, the Chief Executive Officer and other Senior Executives of the Company shall make themselves immediately available to assist the Underwriters in marketing this transaction, including for presentations to the sales staff of the Underwriters and potential investors.

(d)                                 Subject to Section 1, prior to the Closing Date, neither you nor us will make any public announcement concerning this agreement or the Offering, except if the other party has consented to such announcement or the announcement is required by applicable laws or stock exchange rules. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity to review a draft of the proposed announcement and an opportunity to provide comments thereon. If we so request, you will include a reference to us and our role in any press release or other public communication issued by you. If the Offering is successfully completed, Clarus shall have the right to place advertisements in financial and other newspapers and journals and presentations, at its own expense, describing its services to the Company hereunder and, in that regard, shall have the right to include therein the name and corporate logo of the Company.

(e)                                  Any dispute arising out of this agreement (including any Schedule) will exclusively be submitted to an arbitrator for binding and conclusive resolution. The arbitration will be in Toronto, Canada, and will be administered in accordance with the provisions of the Arbitration Act, (Ontario), S.O. 1991, Chap. 17, subject to the following rules and procedures. The arbitrator will have the authority to permit discovery and to follow the procedures that he or she determines to be appropriate. In all cases, however, the parties agree and direct the arbitrator to adopt procedures necessary to render a final decision within 180 days of the commencement of the arbitration. The arbitrator will have no power to award consequential (including lost profits), punitive or exemplary damages. The forum fees and other costs of the arbitration will be advanced equally by the parties, but the arbitrator will direct, as part of his or her final award, that the prevailing party recovers its reasonable attorneys’ fees, costs of arbitration, prejudgment interest and any other out-of-pocket costs reasonably incurred to enforce this agreement. Each of the Company and Clarus consent to the non-exclusive personal jurisdiction and venue in the courts located in the Province of Ontario, Canada, for purposes of enforcement of any arbitration award.

(f)                                   The Company represents and warrants that it has not made any significant acquisition as such term is defined in Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Preliminary Prospectus or the Final Prospectus and for which a business acquisition report has not been filed under NI 51-102, and has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102.

(g)                                  If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this letter agreement, but this letter agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(h)                                 Time shall be of the essence with respect to the agreements contained in this letter and all aspects hereof.

(i)                                     All financial references in this agreement are to Canadian dollars unless otherwise indicated.

(Remainder of page intentionally left blank; Signature page to follow.)

10.                               Acceptance

Please confirm that the foregoing is in accordance with the Company’s understanding by signing and returning the attached duplicate copy of this letter, which shall, upon reconfirmation by Clarus, constitute a binding agreement between the Company and Clarus.

Yours very truly,

CLARUS SECURITIES INC.

By:	/s/ Robert Orviss
Name:	Robert Orviss
Title:	Director, Investment Banking

Accepted and agreed to as of the 5th day of March, 2015.

CRH MEDICAL CORPORATION

By:	/s/ Edward Wright
Name:	Edward Wright
Title:	President & Chief Executive Officer

Reconfirmed this 5th day of March, 2015.

CLARUS SECURITIES INC.

By:	/s/ Robert Orviss
Name:	Robert Orviss
Title:	Director, Investment Banking

SCHEDULE A

CRH Medical Corporation
C$23,800,000
Indicative Term Sheet

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Manitoba and Ontario.  Copies of the preliminary short form prospectus may be obtained from Clarus Securities Inc., 130 King Street West, Suite 3640, Toronto, ON M5X 1A9. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BOUGHT DEAL OFFERING OF COMMON SHARES BY WAY OF SHORT FORM PROSPECTUS

Issuer:	CRH Medical Corporation (the “Company”).

Offering:	7,000,000 common shares (the “Common Shares”) of the Company.

Offering Price:	C$3.40 per Common Share.

Offering Size:	C$23,800,000 (C$27,370,000 in the event that the Over-allotment Option is exercised in full).

Type of Transaction:

Bought deal offering by way of a short form prospectus, subject to the underwriting agreement, to be filed in the provinces of British Columbia, Alberta, Manitoba and Ontario, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and Clarus Securities Inc.

Over-allotment Option:

The Underwriters shall have an option to purchase or offer for sale up to an additional 1,050,000 Common Shares for additional gross proceeds of C$3,570,000 on the same terms and conditions as the Offering, exercisable for a period of 30 days on and after Closing Date.

Use of Proceeds:	The Company intends to use the net proceeds from the Offering to reduce corporate indebtedness, fund future acquisitions, as well as for working capital and general corporate purposes.

Syndicate:	Led by Clarus Securities Inc., and including Bloom Burton & Co, Acumen Capital Partners, and Beacon Securities Inc.

Fees:

A cash fee equal to 6.0% of the gross proceeds of the Offering. In addition, the Company will issue to the underwriters broker warrants to purchase up to 3.0% of the aggregate number of Common Shares issued pursuant to the Offering. Each broker warrant will entitle the holder to buy one Common Share at any time at the Offering Price exercisable for 18 months following the closing date of the Offering. The Company may identify a president’s list, in respect of which the underwriters will receive the full underwriters’ fee.

Eligibility:	Eligible for investment in RRSPs, RRIFs, RESPs, DPSPs, and TFSAs.

Listing:	The Common Shares currently trade on the TSX under the symbol “CRH”.

Closing Date:	On or about March 25, 2015.

SCHEDULE B

INDEMNITY

In connection with the engagement (the “Engagement”) of Clarus Securities Inc. (“Clarus”) pursuant to an engagement letter (the “Engagement Letter”) between Clarus and CRH Medical Corporation (the “Company”) dated March 5, 2015, the Company agrees to indemnify and hold harmless Clarus and other members of the syndicate formed in connection with the Engagement, and any of their respective affiliates (hereinafter referred to collectively as the “Underwriter”) and the Underwriter’s respective directors, officers, employees, partners, agents, each other person, if any, controlling the Underwriter or any of its subsidiaries and each shareholder of the Underwriter (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages, liabilities or expenses of whatever nature or kind, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, expenses and taxes of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceedings, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively the “Claims”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Engagement whether performed before or after the Company’s execution of the Engagement Letter and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim. The Company agrees that in no event will any Indemnified Party be liable or obligated in any manner for any damages (including, without limitation, actual, consequential, exemplary or punitive damages or lost profits) in excess of fees actually received by Clarus pursuant to Section 4 of this Engagement Letter (captioned “Fees”), and the Company agrees not to seek or claim any such damages or profits in any circumstance.

In case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected, acting reasonably, and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights or defences.

No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, claim or investigation shall be made without the Company’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party, unless:

a)                                     employment of such counsel has been authorized in writing by the Company;

b)                                     the Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;

c)                                      the named  parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party has been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

d)                                     there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Company such that there may be a conflict of interest between the Company and the Indemnified Party;

in which case such reasonable fees and expenses of such counsel to the Indemnified Party will be for the Company’s account. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting claims on behalf of or in right of the Company for or in connection with the Engagement except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The Company will not, without the Underwriter’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, actions, damages or liabilities to which the Indemnified Party may be subject were solely caused by the gross negligence or willful misconduct of the Indemnified Party.

The Company agrees to waive any right the Company may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy or security or claim payment from any other person before claiming under this Indemnity.

If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Underwriter or any other Indemnified Party or is insufficient to hold the Underwriter or any other Indemnified Party harmless, the Company shall contribute to the amount paid or payable by the Underwriter or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company or its shareholders on the one hand and the Underwriter or any other Indemnified Party on the other hand but also the relative fault of the Company, the Underwriter or any other Indemnified Party as well as any relevant equitable considerations, provided that the Company shall in any event contribute to the amount paid or payable by the Underwriter or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees actually received by the Underwriter under the Engagement Letter.

The Company hereby constitutes the Underwriter as trustee for each of the other Indemnified Parties of the Company’s covenants under this Indemnity with respect to such persons and the Underwriter agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Company agrees to reimburse the Underwriter monthly for the time spent by its personnel in connection with any Claim at their normal per diem rates. The Company also agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of the Company or the Company and the Underwriter and personnel of the Underwriter shall be required to testify, participate or respond in respect of or in connection with the Engagement, the Underwriter shall have the right to employ its own counsel in connection therewith and the Company will reimburse the Underwriter monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriter’s counsel.

The obligations of the Company hereunder are in addition to any liabilities, which the Company may otherwise have to the Underwriter or any other Indemnified Party.

SCHEDULE C

PRESS RELEASE

CRH MEDICAL CORPORATION ENTERS INTO A BOUGHT DEAL AGREEMENT FOR GROSS PROCEEDS OF C$23,800,000.

Vancouver, Canada — March 5, 2015 — CRH Medical Corporation (TSX:CRH) (“CRH” or the “Company”) has today entered into an agreement with a syndicate of underwriters led by Clarus Securities Inc., and including Bloom Burton & Co., Acumen Capital Partners, and Beacon Securities Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 7,000,000 common shares (the “Common Shares”) of the Company at a price of C$3.40 per Common Share (the “Offering Price”) for aggregate gross proceeds to CRH of C$23,800,000 (the “Offering”).

The Company has also agreed to grant the Underwriters an over-allotment option to purchase an additional 1,050,000 Common Shares at the Offering Price, exercisable in whole or in part, for a period ending 30 days following the Closing Date.  In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be C$27,370,000.

The Common Shares will be offered in the provinces of Ontario, Alberta, Manitoba and British Columbia by short form prospectus, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about March 25, 2015 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Company intends to use the net proceeds from the Offering to reduce corporate indebtedness, fund future acquisitions, as well as for working capital and general corporate purposes.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I — IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH recently acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC, which provides anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthetic makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH expects to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States. The common shares of CRH trade on the Toronto Stock Exchange as ticker ‘CRH’. For more information visit our website at http://investors.crhsystem.com/.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

Contact Information

Edward Wright, CEO

CRH Medical Corporation

+1 (604) 633-1440 x1008

ewright@crhmedcorp.com